

October 28, 2010

Paul A. Mieyal
Acting Chief Executive Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661

> **Re:** **Nephros, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 1, 2010**
> **File No. 333-169728**

Dear Mr. Mieyal:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Facing Page

1. Given your disclosure on page 38 regarding the role Lamba Investors LLC had in determining the terms of the rights offering, it appears that you already began the rights offering to Lambda. Tell us how it would be consistent with Section 5 of the Securities Act to complete that private rights offering via a registered offering.

2. Please revise the fee table to include the units that are being offered, or tell us why you believe they are not required to be added.

Immediate Need for Capital and Recent Loan from Lambda Investors LLC, page 3

3. We note your disclosure in the fourth paragraph of this section that to effect the rights offering, you must amend your certificate of incorporation to increase the number of

authorized shares of common stock. Please confirm that you will not request acceleration of the effective date of your registration statement until you have obtained shareholder approval of the increase in authorized shares.

Plan of Distribution, page 56

4. Given the role Lambda Investors had in determining the terms of the rights offering, and the payment of an additional $50,000 to Lambda "in connection with the rights offering" as set forth in section 7(o) of the promissory note filed as exhibit 10.56, please provide us with a detailed legal analysis as to whether Lambda is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. Please address in your analysis the reason for the payment to Lambda in connection with the rights offering and describe the activities, if any, Lambda will undertake in connection with the offering.

5. We note your disclosure in the first paragraph of this section that certain of your officers and directors may solicit the exercise of rights in the offering. Please tell us whether Arthur Amron or Paul Mieyal will participate in this solicitation, and if so, tell us why you do not believe they are required to be registered as broker-dealers under the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ruairi Regan at (202) 551-3269 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Alexander M. Donaldson, Esq. — Wyrick Robbins Yates & Ponton LLP